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                             August 20, 2021

       Martin Schroeter
       Chief Executive Officer
       Kyndryl Holdings, LLC
       One New Orchard Road
       Armonk, NY 10504

                                                        Re: Kyndryl Holdings,
LLC
                                                            Amendment No. 1 to
Draft Registration Statement on Form 10
                                                            Submitted August 6,
2021
                                                            CIK No. 0001867072

       Dear Mr. Schroeter:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 20, 2021 letter.

       Amendment No. 1 to Draft Registration Statement

       Unaudited Pro Forma Condensed Combined Financial Statements, page 35

   1. Please tell us how you considered the need for any adjustments related to your intellectual property agreement as
discussed on page 92. Alternatively, if this agreement is already reflected in your
adjustments, please tell us where.
       Autonomous Entity Adjustments, page 40

   2. We note that as an independent separate public company, you expect to incur certain expenses that were
previously allocated to you by your parent. It appears that only certain of these expenses are
covered by your Transition Services Agreement. Please tell us how
 Martin Schroeter
Kyndryl Holdings, LLC
August 20, 2021
Page 2
      the remaining adjustments to expenses not covered by this agreement were determined.
      Also, tell us how you concluded these were Autonomous Entity Adjustments and not
      Management's Adjustments. In this regard, tell us why you did not consider reductions of allocated expenses by your parent to be a synergy of the transaction. Refer to Item 11-
      02(a)(6) of Regulation S-X.
Other Adjustments, page 41

3. Please tell us why you present the adjustment to remove revenue for a client that was historically managed by you in a separate Other Adjustments column and not as a
      Transaction Adjustment. In this regard, it appears the joint venture that generated such revenue is dissolving on the effective date of the spin-off and that going forward you anticipate entering into a separate and independent agreement with such client. Refer to
      Article 11-02(a)(6) of Regulation S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Other Information, page 67

4. We note your revised disclosures in response to prior comment 3. Please further revise to discuss the reason for the decline in signings between 2018 and 2019 and explain how this measure is useful to investors. Also, tell us whether you monitor signings by new versus existing customers and if so, please provide a quantified discussion of such breakdown.
       You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameMartin Schroeter
                                                           Division of
Corporation Finance
Comapany NameKyndryl Holdings, LLC
                                                           Office of Technology
August 20, 2021 Page 2
cc:       John C. Kennedy
FirstName LastName